GREEN RAIN ENERGY HOLDINGS INC.

July 3, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: David Link; Dorrie Yale

Re:	Green Rain Energy Holdings, Inc.

Amendment No. 8 to Offering Statement on Form 1-A

Filed June 16, 2025

File No. 024-12568

To Whom It May Concern:

Green Rain Energy Holdings, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 30, 2025 regarding the Company’s Amendments No. 8 to its Offering Statement on Form 1-A filed on June 16, 2025 (the “Offering Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Additionally, please note that on July 3, 2025, the Company filed Amendment No. 9 to the Offering Statement to further address the comments of the Staff.

Amendments No. 8 to Offering Statement on Form 1-A

Description of Indebtedness, page 54

1.	We note your statement on page 54, that “the Company is in default with respect to several outstanding convertible promissory notes, including … (3) certain other outstanding convertible promissory notes with an aggregate outstanding principal of approximately $5,706,147, which mature on various dates between December 2019 through March 2026." You also state that the Company has several outstanding convertible promissory notes and that "the majority" are in default. On page 55, you state that outstanding convertible promissory notes totaling approximately $5,706,147, in principal, are "all currently in default.” Please revise the above statements to reconcile your disclosures and to clearly disclose the total amount of these convertible promissory notes that are currently outstanding, and the total amount that are in default, and indicate the maturity dates for each category.

Response: The Company acknowledges the Staff’s comment and has revised the above statements to reconcile our disclosures to ensure consistency. We have revised the offering statement to reflect the convertible promissory notes that were not in default as well as convertible promissory notes with an aggregate principal balance in default and respective maturity dates.

Dilution Table, Page 62

2.	Your dilution calculations at each offering level do not appear to be based on an 800 million total maximum number of common shares to be issued. For example, we note. that the table discloses total shares outstanding at the 100% offering level on a post split basis of 16,246,570 in contrast to an indicated 812,246,570 total number of shares outstanding. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the dilution table and related disclosures in Amendment No. 9 to clarify that the offering consists of 800,000,000 shares of common stock on a post-split basis at an offering price of $0.025 per share. Upon completion of the offering, the Company would have a total of 812,246,570 shares issued and outstanding on a post-split basis, including 12,246,570 shares currently outstanding and 800,000,000 shares to be issued in the offering. The prior inconsistencies resulted from references to pre-split and post-split share quantities in different sections, which have been reconciled. All share amounts, offering price per share, and dilution calculations are presented on a post-split basis. The 500-for-1 reverse stock split effective March 31, 2025, has been reflected consistently in all tables and disclosures.

Financial Statements, page F-1

3.	Revise the common stock line caption of the balance sheet on page F-2 to give effect to the 500-for-1 reverse stock split, including the authorized and outstanding number of common shares. Also please confirm the post-split par value amount per common share and revise as necessary the individual line-item equity balances reported on the balance sheet and statements of stockholders' equity on page F-5 to reflect any resulting change in the total common stock par value balance.

Revise footnote 1 to include disclosure pertaining to the reverse stock split and effects on previously reported common share quantities and per share amounts for each reporting period. Where applicable, please revise all footnotes that include common stock disclosures to give proper effect to the reverse split.

Response: The Company acknowledges the Staff’s comment and has revised the balance sheet and stockholders equity statement and earnings per share calculations to reflect the 500-for-1 reverse stock split. In addition, we have revised Footnote 1 to disclose the reverse stock split and all amended all other disclosures that include common stock.

Exhibits

4.	We note that your revised filing discloses that you have changed the name of the company, and that you have increased the number of authorized common shares to 10,000,000,000 shares in order to accommodate the offering. We also note your statements that you are conducting a minimum offering of $10,000 and that the minimum purchase is $10,000. Please file updated exhibits as applicable to reflect this updated information, including updated articles, form of subscription agreement, and legality opinion.

Response: We have amended all Exhibits to include disclosures related to the approved name change, reverse stock split and increase of authorized common shares. as requested.

We thank the Staff for its review of the foregoing and the Offering Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

GREEN RAIN ENERGY HOLDINGS, INC/

By:	/s/ Alfredo Papadakis
Name:	Alfredo Papadakis
Title:	Chief Executive Officer

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